U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[x] Form 4 Transactions Reported

1. Name and Address of Reporting Person*

Cohen Stephen

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(Last) (First) (Middle)

7270 Woodbine Avenue, Suite 200

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(Street)

Markham Ontario L3R 4B9

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(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

American Electric Automobile Company, Inc. AEAC

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer

(Check all applicable)

[X] Director [ ] 10% Owner

[X] Officer (give title below) [ ] Other (specify below)

Secretary/Treasurer

7. Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by one Reporting Person

[ ] Form filed by more than one Reporting Person

FORM 5 (continued)

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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6.

5. Owner-

Amount of ship

Securities Form: 7.

3. 4. Beneficially Direct Nature of

1. 2. Transaction Securities Acquired (A) or Owned at End (D) or Indirect

Title of Transaction Code Disposed of (D) of Issuer's Fiscal Year Indirect Beneficial

Security Date (Instr. 8) (Instr. 3, 4 and 5) (Instr. 3 (I) Ownership

(Instr. 3) (mm/dd/yy) Code V and 4) (Instr.4) (Instr. 4) (A) Amount (D) Price

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Common Stock 10/04/01 J4 140,000 A 427,416 D

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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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9. 10.

Number Owner-

of ship

2. Deriv- of

Conver- 5. 7. ative Deriv- 11.

sion Number of Title and Amount Secur- ative Nature

of Derivative 6. of Underlying 8. ities Secur- of

Exer- 4. Securities Date Securities Price Bene- ity: In-

cise 3. Trans- Acquired (A) Exercisable and (Instr. 3 and 4) of ficially Direct direct

Price Trans- action or Disposed Expiration Date ---------------- Deriv- Owned (D) or Bene-

1. of action Code of(D) (Month/Day/Year) Amount ative at End In- ficial

Title of Deriv- Date (Instr. (Instr. 3, ---------------- or Secur- of direct Owner-

Derivative ative (Month/ 8) 4 and 5) Date Expira- Number ity Year (I) ship

Security Secur- Day/ ------ ------------ Exer- tion of (Instr. (Instr. (Instr. (Instr.

(Instr. 3) ity Year) Code V (A) (D) cisable Date Title Shares 5) 4) 4) 4)

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Explanation of Responses:

The shares listed in table I, transaction code J4, are restricted shares issued for management services.

/s/ Stephen Cohen March 18, 2002 --------------------- ---------------- **Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedures.